                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F.   X      Form 40-F.
                              -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes.                No.   X
                        -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on January 15, 2004
published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company estimated that it has incurred a book net foreign exchange loss based on its unaudited consolidated financial statements for 2003. A copy of the English announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

     This announcement is made by the Company pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Exchange.

     The Company estimates that it has incurred a book net foreign exchange loss of approximately Renminbi 180 million based on its unaudited consolidated financial statements for 2003.

This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

All financial data for the year 2003 set out in this announcement is unaudited.

Based on its unaudited consolidated financial statements, the Company estimates that it has incurred a book net foreign exchange loss of approximately Renminbi 180 million for the year 2003 (the "Book Net Foreign Exchange Loss"). The Company incurred foreign currency debts denominated in both the US Dollars and the Japanese Yen as a result of purchasing and leasing aircraft, turbine engines and aviation equipment from outside the People's Republic of China (the "PRC"). Thus, any change in foreign exchange rate could result in a book foreign exchange gain or loss for the Company. The main cause for the Book Net Foreign Exchange Loss is the increase of the exchange rate for Japanese Yen against Renminbi by approximately 11.9% as of December 31, 2003, comparing to that of December 31, 2002. Based on its unaudited consolidated financial statements, the Company has an aggregate amount of Japanese Yen denominated debts of approximately Japanese Yen 22.8 billion as of December 31, 2003.

The Book Net Foreign Exchange Loss has a negative impact on the Company's operating results for the year ended December 31, 2003. However, given that the majority of the Book Net Foreign Exchange Loss has not been realized as a result of the different repayment schedules for these Japanese Yen denominated debts, the Book Net Foreign Exchange Loss is unlikely to cause significant and substantial impact on the Company's cash flow, and it is not expected that the Book Net Foreign Exchange Loss will cause any significant negative impact on the future development of the Company's business.

The Company did not make provision for any changes in foreign exchange rate in its profit forecast for the year ended December 31, 2003 which was published in the Company's announcement dated July 4, 2003 in relation to the issue of "A" shares by the Company. The Company therefore issue this announcement in relation to its Book Net Foreign Exchange Loss, pursuant to the relevant regulatory requirements and practices in the PRC.



                                            By order of the Board
                                                   SU LIANG
                                              Company Secretary

Guangzhou, the People's Republic of China
January 14, 2004

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By /s/ Su Liang
                                          --------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary


Date: January 15, 2004